UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CHANGE OF DIRECTORS

Effective December 15, 2025, Mr. Adrian Wong (“Mr. Wong”) resigned as an independent director of Mega Fortune Company Limited (the “Company” or the “Registrant”). The resignation of Mr. Wong was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

CHANGES IN REGISTRANTS’ CERTIFYING ACCOUNTANT

(a) Previous Independent Registered Public Accounting Firm

The Company resolved not to reappoint WWC, P.C. (“WWC”) as our independent accountants. We informed WWC of this determination on December 18, 2025, which was effective December 18, 2025.

WWC, P.C. has rendered reports on our consolidated financial statements since the year ended September 30, 2022. During the fiscal years ended September 30, 2022, 2023 and 2024 through the date of this form 6-K, WWC has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements.

None of the reportable events described under Item 16F(a)(1)(v) of Form 20-F occurred within period of the engagement of WWC.

We have provided WWC with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). WWC has provided a letter to us, dated December 18, 2025 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of Independent Registered Public Accounting Firm

On December 18, 2025, we engaged WSJ & ARTNERS as our independent auditors for the fiscal year ended September 30, 2025.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with WSJ & PARTNERS with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of WWC, P.C. dated December 18, 2025 regarding change in independent registered public accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Siu Fung Tang
Name:	Siu Fung Tang
Title:	Chief Executive Officer

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